Issuer Free Writing Prospectus Dated August 17, 2010

Filed Pursuant to Rule 433

Relating to Prospectus dated June 30, 2010

Registration Statement No. 333-166625

Cornerstone Launches Preferred Stock Offering

After announcing two consecutive quarters of positive earnings, Chattanooga-based Cornerstone Bancshares, Inc., holding company of Cornerstone Community Bank, kicked off a preferred stock offering to raise up to $15 million in capital.  The preferred stock features a 10 percent cumulative, annual dividend and may be converted to common at a rate of five common shares for each preferred share.

The offering includes 600,000 shares of Series A Convertible Preferred Stock, at a price of $25 per share, with a minimum purchase of 400 shares per investor and a maximum purchase of 100,000 shares per investor.  The 10 percent annual dividends are payable quarterly and will accumulate if not paid.  The preferred stock will have priority ranking over the common stock with respect to dividend payments and liquidation rights.

The Series A Convertible Preferred Stock will be sold on a “first-come, first served” basis through Cornerstone Bancshares, Inc. of Chattanooga.  It will be traded on the Over-The-Counter Bulletin Board (OTCBB) after completion of the offering.  For more information or to participate in the offering, please contact Miller Welborn (423-385-3067) or Frank Hughes (423-385-3009) at Cornerstone Community Bank.

“Since opening our doors in 1996, Cornerstone has been a true hometown bank, dedicated to serving the needs of businesses and individuals in our local community,” said Cornerstone’s Chairman of the Board Miller Welborn.  “We believe this new stock allows members of the Chattanooga community to own a piece of Cornerstone at a potentially high return, while solidifying our capital position for many years to come.”

“While no investment is guaranteed, we believe this preferred stock gives investors a greater degree of security and some very attractive returns in today’s investment market,” said Welborn.  “Our Board and executive management team are fully vested in Cornerstone’s future and have committed 100% to participate in this offering.  We invite the Chattanooga community and friends and family of Cornerstone to join us in this investment opportunity.”

Cornerstone is a single-bank holding company, with $520 million in assets, serving the Chattanooga, Tennessee MSA, with five branches throughout Chattanooga and one loan production office in Dalton, Georgia. Locally owned and locally operated, Cornerstone specializes in providing a comprehensive range of customized financial solutions for businesses and individuals.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy common stock of the Cornerstone Bancshares, Inc. or any other securities and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautionary Statement Regarding Forward-Looking Statements.  This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Cornerstone Bancshares, Inc.'s business.  Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current beliefs and expectations and involve a number of assumptions. These forward-looking statements include outlooks or expectations for earnings, revenues, expenses, rates of return or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition.  These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, substantial changes in financial markets, regulatory changes, changes in interest rates, loss of deposits and loan demand to other financial institutions, and changes in real estate values and the real estate market; and other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Additional factors that could cause actual results to differ materially are discussed in Cornerstone Bancshares, Inc.'s filings with the Securities and Exchange Commission, including without limitation its Registration Statement on Form S-1, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  Cornerstone Bancshares, Inc. does not undertake a duty to update any forward-looking statements in this press release.

Cornerstone Bancshares, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Cornerstone Bancshares, Inc. has filed with the SEC for more complete information about Cornerstone Bancshares, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Cornerstone Bancshares, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (423)-385-3009.